CONVERSION NOTICE




TO:  IMMUNEX CORPORATION


         The undersigned, the registered owner of the $450 Million 3% Convertible Subordinated Note due 2006 attached hereto (the "Note"), hereby irrevocably exercises the option to convert the entire principal amount of the
Note into shares of Common Stock of Immunex Corporation, par value $0.01 per share (the "Common Stock"), in accordance with the terms of the Note Purchase Agreement referred to in the Note, and directs that the shares of Common Stock issuable and deliverable upon such conversion be issued in the name of the undersigned and be handled in accordance with the instructions set forth below. In addition, any amount required to be paid to the undersigned on account of any fractional shares or accrued but unpaid interest should be paid in the form of a check in payment therefor and be delivered to the undersigned. Please issue a single physical stock certificate for the shares of Common Stock underlying the
Note in the name of the undersigned and instruct Immunex's transfer agent, ChaseMellon Shareholder Services, L.L.C., to hold such certificate until ChaseMellon receives further instructions from the undersigned. American Home Products Corporation hereby confirms that its Taxpayer Identification Number is 13-2526821.

                                AMERICAN HOME PRODUCTS CORPORATION


                                /s/ Kenneth J. Martin
                                Kenneth J. Martin
                                Senior Vice President and
                                Chief Financial Officer




Dated: October 30, 2000